INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2013

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

		June 30,	December 31,
(CA$ thousands)	Notes	2013	2012
		$	$
ASSETS
Current
Cash and cash equivalents		444	1,508
Accounts receivable	10	1,842	549
Prepaids and deposits		54	92
Current Assets		2,340	2,149
Non-current
Deposits		396	392
Exploration and evaluation assets	5	3,723	3,890
Property and equipment	6	20,918	21,144
Total Assets		27,377	27,575
LIABILITIES
Current
Bank credit facilities	8	2,634	5,957
Accounts payable and accrued liabilities		2,784	2,019
Warrant liability	9	1,038	1,425
Derivative liability	10	551	-
Current portion of financial contract liability	12	1,745	1,305
Current Liabilities		8,752	10,706
Non-current
Loan facility	10	2,677	-
Decommissioning liability	11	1,413	1,429
Other liabilities		25	32
Financial contract liability	12	5,382	5,162
Total Liabilities		18,249	17,329
SHAREHOLDERS' EQUITY
Share capital	13	90,274	90,274
Contributed surplus	15	9,102	8,802
Deficit		(90,547)	(88,262)
Accumulated other comprehensive income (loss)		299	(568)
Total Shareholders' Equity		9,128	10,246
Total Liabilities and Shareholders' Equity		27,377	27,575

Approved on behalf of the Board:

"signed Robert Hodgkinson"	"signed Craig Sturrock"
Robert Hodgkinson - Director	Craig Sturrock - Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.	1

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

		Three months ended June 30		Six months ended June 30
(CA$ thousands, except per share amounts)	Notes	2013	2012	2013	2012
		$	$	$	$
REVENUES
Gross revenues		2,526	1,771	4,564	3,699
Royalties		(494)	(291)	(872)	(621)
Total Revenues, net of royalties	18	2,032	1,480	3,692	3,078

EXPENSES
Operating and transportation		764	840	1,675	1,792
General and administrative		853	855	1,836	1,781
Financing expenses		294	208	418	333
Stock based compensation	15	243	67	300	367
Foreign exchange loss		269	84	409	104
Loss on disposal of E&E assets		-	-	216	-
Amortization, depletion and impairment losses	7	735	696	1,522	1,387
Change in fair value of warrant liability	9	(45)	(681)	(387)	(1,791)
Total Expenses		3,113	2,069	5,989	3,973

Loss before other items		(1,081)	(589)	(2,297)	(895)
Financial instrument loss		-	-	-	(55)
Other income		6	8	12	16

Loss for the period		(1,075)	(581)	(2,285)	(934)

Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustment		533	177	867	17

Comprehensive loss		(542)	(404)	(1,418)	(917)

Loss per common share - basic and diluted	16	(0.007)	(0.004)	(0.015)	(0.007)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.	2

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(CA$ thousands, except number of shares)	Notes	Number of Shares	Share Capital	Contributed Surplus	Deficit	AOCI(L)*	Total
			$	$	$	$	$
Balance as at January 1, 2013		148,916,374	90,274	8,802	(88,262)	(568)	10,246
Stock-based compensation	14			300			300
Net loss					(2,285)		(2,285)
Foreign currency translation adjustment						867	867
Balance as at June 30, 2013		148,916,374	90,274	9,102	(90,547)	299	9,128

Balance as at January 1, 2012		126,892,386	85,076	8,134	(76,510)	(393)	16,307
Shares issued via private placements, net of issuance costs		18,130,305	3,248				3,248
Issue of shares on exercise of warrants and options		3,893,683	1,466				1,466
Warrant liability reallocated on exercise of warrants			286				286
Contributed surplus reallocated on exercise of options	13		198	(198)			-
Stock-based compensation	14			367			367
Net loss					(934)		(934)
Foreign currency translation adjustment						17	17
Balance as at June 30, 2012		148,916,374	90,274	8,303	(77,444)	(376)	20,757

* Accumulated other comprehensive income (loss)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.	3

DEJOUR ENERGY INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

		Three months ended June 30		Six months ended June 30
(CA$ thousands)	Notes	2013	2012	2013	2012
		$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period		(1,075)	(581)	(2,285)	(934)
Adjustment for items not affecting cash:
Amortization, depletion and impairment losses		735	696	1,522	1,387
Stock based compensation		243	67	300	367
Non-cash financing expenses		173	6	318	12
Non-cash foreign exchange on financial contract liability		239	-	377	-
Loss on disposal of E&E assets		-	-	216	-
Change in fair value of warrant liability		(45)	(681)	(387)	(1,791)
Amortization of deferred leasehold inducement		(3)	(2)	(6)	(4)

Changes in non-cash operating working capital	16	255	(232)	640	(1,399)
Total Cash Flows from (used in) Operating Activities		522	(727)	695	(2,362)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits		(3)	(6)	(4)	(1)
E&E expenditures		(79)	(142)	(108)	(159)
Additions to property and equipment		(341)	(879)	(497)	(2,028)
Proceeds from sale of E&E assets		-	-	96	9
Changes in non-cash investing working capital	16	2	58	(292)	(861)
Total Cash Flows from (used in) Investing Activities		(421)	(969)	(805)	(3,040)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Advance (repayment) of bank credit facilities		(2,466)	(645)	(3,323)	(64)
Advance (repayment) of loan facility		2,206	-	2,206	-
Advance (repayment) of loans from related parties & other liabilities		-	(1)	-	(3)
Shares issued on exercise of warrants and options		-	-	-	1,466
Shares issued for cash, net of share issue costs		-	4,556	-	4,556
Changes in non-cash financing working capital	16	163	121	163	637
Total Cash Flows from (used in) Financing Activities		(97)	4,031	(954)	6,592

CHANGE IN CASH AND CASH EQUIVALENTS		4	2,335	(1,064)	1,190
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		440	1,343	1,508	2,488
CASH AND CASH EQUIVALENTS, END OF PERIOD		444	3,678	444	3,678

Supplemental cash flow information - Note 16

The accompanying notes are an integral part of these interim condensed consolidated financial statements.	4

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 1 – CORPORATE INFORMATION

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.” The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. The address of its registered office is 598 – 999 Canada Place, Vancouver, British Columbia.

The interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta, Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in British Columbia. All intercompany transactions are eliminated upon consolidation.

The interim condensed consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. These interim condensed consolidated financial statements were authorized and approved for issuance by the Audit Committee on August 13, 2013.

NOTE 2 – BASIS OF PRESENTATION

(a)	Basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s audited financial statements for the year ended December 31, 2012, except as described in Note 3 below. These interim condensed consolidated financial statements are in compliance with IAS 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and its interpretations. Accordingly, these interim condensed consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete annual financial statements. Results for the three and six months ended June 30, 2013, are not necessarily indicative of future results. These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements as at and for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com.

(b)	Going concern

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  The Company has a working capital deficiency of $6.4 million and accumulated deficit of $90.5 million.

On June 19, 2013, the Company borrowed $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility has been structured as two advances of $2.5 million (“the First Advance” – received on June 30, 2013) and $1.0 million (“the Second Advance” – received on July 22, 2013). $1.65 million of the net proceeds from the First Advance was applied to repay in full and retire “Credit Facility B” owing to the Company’s Bank (note 8). The remainder of the net proceeds from the First and the Second Advance will be applied to fund the drilling programs in the Piceance Basin of Colorado ($1,250,000) and for general working capital purposes ($225,000) (note 10).

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient financing to meet obligations and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

5

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 2 – BASIS OF PRESENTATION (continued)

(c)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and liabilities to fair value as explained in the accounting policies in note 3 to the Company’s annual consolidated financial statements.

(d)	Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 to the Company’s annual consolidated financial statements.

(e)	Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. Subsidiaries measure items using the currency of the primary economic environment in which the entity operates with entities having a functional currency different from the parent company, translated into Canadian dollars.

NOTE 3 – CHANGE IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards, along with all consequential amendments, effective January 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. The new standard eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of its wholly-owned subsidiaries, Dejour USA, DEAL, Wild Horse, and 0855524 B.C. Ltd.

IFRS 11, Joint Arrangements, supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments to IAS 28 did not affect the Company. The Company classified its joint arrangements in accordance with IFRS 11 on January 1, 2013 and concluded that the adoption of the standard did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities, combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The adoption of the standard did not impact the disclosures in the Company’s financial statements.

IFRS 13, Fair Value Measurement, provides a consistent definition of fair value and introduces consistent requirements for disclosures related to fair value measurement. There has been no change to the Company’s methodology for determining the fair value for its financial assets and liabilities and, as such, the adoption of IFRS 13 did not result in any measurement adjustments as at January 1, 2013.

6

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 3 – CHANGE IN ACCOUNTING POLICIES (continued)

IFRIC 20, Stripping costs in the production phase of a mine, clarifies the requirements for accounting for the costs of the stripping activity in the production phase when two benefits accrue: (i) unusable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. The adoption of the standard did not have any impact in the Company’s financial statements.

The Company has adopted the amendments to IAS 1, Presentation of Financial Statements, effective January 1, 2013. These amendments required the Company to group other comprehensive income items into two categories: (1) items that will not be subsequently reclassified to profit or loss or (2) items that may be subsequently reclassified to profit or loss when specific conditions are met. The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income.

Note 4 - Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only; or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated annual financial statements within the next financial year are described in the Company’s annual consolidated financial statements.

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	533	72	27,772	28,377
Additions	-	2	315	317
Change in decommissioning provision	-	(23)	-	(23)
Disposals	-	-	(2,132)	(2,132)
Foreign currency translation and other	-	(28)	(492)	(520)
Balance at December 31, 2012	533	23	25,463	26,019
Additions	-	6	77	83
Change in decommissioning provision	-	38	-	38
Disposals	-	-	(3,257)	(3,257)
Foreign currency translation and other	-	-	1,437	1,437
Balance at June 30, 2013	533	67	23,720	24,320

7

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 5 – EXPLORATION AND EVALUATION (“E&E”) ASSETS (continued)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Accumulated impairment losses:
Balance at January 1, 2012	(10)	-	(23,084)	(23,094)
Impairment losses	(261)	-	(1,245)	(1,506)
Disposals	-	-	2,083	2,083
Foreign currency translation and other	-	-	388	388
Balance at December 31, 2012	(271)	-	(21,858)	(22,129)
Impairment losses (Note 7)	(132)	-	(60)	(192)
Disposals	-	-	2,945	2,945
Foreign currency translation and other	-	-	(1,221)	(1,221)
Balance at June 30, 2013	(403)	-	(20,194)	(20,597)

	Canadian Uranium Properties	Canadian Oil and Gas Interests	United States Oil and Gas Interests	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	262	23	3,605	3,890
At June 30, 2013	130	67	3,526	3,723

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven reserves.

During the six months ended June 30, 2013, the Company sold its working interests in certain oil and gas leases in the areas of Colorado and Utah of the United States to unrelated third parties for gross proceeds of $96,000 (US$95,000) and resulted in a loss on disposition of $216,000 (US$194,000).

During the six months ended June 30, 2013, the Company capitalized $50,000 (December 31, 2012 – $104,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment for its Canadian oil and gas interests or no indicators of impairment reversal for its Canadian and U.S. oil and gas interests at June 30, 2013.

8

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 6 – PROPERTY AND EQUIPMENT

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Cost:
Balance at January 1, 2012	23,149	4,076	326	27,551
Additions	1,420	9,075	7	10,502
Change in decommissioning provision	131	(1)	-	130
Disposals	-	-	(17)	(17)
Foreign currency translation and other	-	(74)	(2)	(76)
Balance at December 31, 2012	24,700	13,076	314	38,090
Additions	15	481	5	501
Change in decommissioning provision	(78)	30	-	(48)
Foreign currency translation and other	-	761	3	764
Balance at June 30, 2013	24,637	14,348	322	39,307

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Accumulated amortization, depletion and impairment
losses:
Balance at January 1, 2012	(7,118)	(440)	(233)	(7,791)
Amortization and depletion	(2,737)	-	(29)	(2,766)
Impairment losses	(4,913)	(1,491)	-	(6,404)
Disposals	-	-	10	10
Foreign currency translation and other	-	4	1	5
Balance at December 31, 2012	(14,768)	(1,927)	(251)	(16,946)
Amortization and depletion (Note 7)	(1,287)	(31)	(12)	(1,330)
Foreign currency translation and other	-	(111)	(2)	(113)
Balance at June 30, 2013	(16,055)	(2,069)	(265)	(18,389)

	Canadian Oil	United States
	and Gas	Oil and Gas	Corporate and
	Interests	Interests	Other Assets	Total
	$	$	$	$
Carrying amounts:
At December 31, 2012	9,932	11,149	63	21,144
At June 30, 2013	8,582	12,279	57	20,918

During the six months ended June 30, 2013, the Company capitalized $3,000 (December 31, 2012 – $2,000) of general and administrative costs related to its Canadian oil and gas interests.

During the six months ended June 30, 2013, the Company capitalized $171,000 (December 31, 2012 – $539,000) of general and administrative costs related to its US oil and gas interests.

The Company determined that there were no indicators of impairment or impairment reversal at June 30, 2013.

9

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 7 – AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Six months ended June 30
	2013		2012
	$		$
Exploration and Evaluation Assets (E & E assets)
Impairment losses (Note 5)		192		10

Property and Equipment (D & P assets)
Amortization and depletion (Note 6)		1,330		1,377
		1,522		1,387

NOTE 8 – BANK CREDIT FACILITIES

On March 28, 2013, DEAL signed a new “Commitment Letter” with the Bank to renew its $5.95 million (December 31, 2012 - $6.0 million) revolving operating demand loan under the following terms and conditions:

(a)	“Credit Facility A” – Revolving Operating Demand Loan - $3.7 million, to be used for general corporate purposes, ongoing operations, capital expenditures, and acquisition of additional petroleum and natural gas assets. Interest on “Credit Facility A” is at Prime + 1% payable monthly and all amounts outstanding are payable on demand any time, and

(b)	“Credit Facility B” – Non-Revolving Demand Loan - $2.25 million. Interest on “Credit Facility B” is at Prime +3 1/2% payable monthly. Monthly principal payments of $200,000 are due and payable commencing March 26, 2013 with all amounts outstanding under “Credit Facility B” ($1.45 million) due and payable in full on June 30, 2013.

Collateral for Credit Facilities “A” and “B” (the “Credit Facilities”) is provided by a $10.0 million first floating charge over all the assets of DEAL, a general assignment of DEAL’s book debts, a $10.0 million debenture with a first floating charge over all the assets of the Company and an unlimited guarantee provided by Dejour USA. On June 5, 2013, DEAL renewed the Credit Facilities with the Bank and the maximum amount of “Credit Facility A” was reduced to $3.5 million. Further, on June 19, 2013, “Credit Facility B” was repaid in full (note 10). The next interim review is scheduled on or before November 1, 2013 and the next annual review is scheduled on or before June 1, 2014.

Under the terms of the Credit Facilities, DEAL is required to maintain a working capital ratio of greater than 1:1 at all times. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the Credit Facilities) less unrealized hedging gains to (ii) current liabilities (excluding the current portion of outstanding balances of the facility) less unrealized hedging losses. As at June 30, 2013, DEAL was in compliance with its working capital ratio requirement.

NOTE 9 – WARRANT liability

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars, other than agents’ warrants, are accounted for as derivative financial liabilities. These warrants are recorded at the fair value at each reporting date with the change in fair value for the period recorded in profit or loss for the period.

10

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 9 – WARRANT liability (continued)

	#	$

Balance at January 1, 2012	10,119,584	2,245
Granted, investor warrants	13,597,729	1,308
Exercise of warrants – value reallocation	(2,419,584)	(286)
Change in fair value	-	(1,842)
Balance at December 31, 2012	21,297,729	1,425
Change in fair value	-	(387)
Balance at June 30, 2013	21,297,729	1,038

In June 2012, the Company issued 13,597,729 investor warrants each of which entitles the holder to purchase one common share of the Company at an exercise price of US$0.40 beginning 6 months from the date of issuance until June 4, 2017. The fair value of these granted investor warrants were estimated using the Hull-White Trinomial option pricing model under the following weighted average inputs:

As at	June 30, 2013	December 31, 2012	June 4, 2012

Exercise price	US$ 0.40	US$ 0.40	US$ 0.40
Share price	US$ 0.20	US$ 0.22	US$ 0.24
Expected volatility	73%	85%	91%
Expected life	3.05 years	3.55 years	5 years
Dividends	0.0%	0.0%	0.0%
Risk-free interest rate	0.7%	0.5%	0.7%

During the six months ended June 30, 2013, none of the US$ warrants were exercised (December 31, 2012 – 2,419,584).

NOTE 10 – LOAN FACILITY

On June 19, 2013, the Company borrowed $3.5 million loan facility (“Loan Facility”) from a Canadian institutional lender (“Lender”). The Loan Facility bears interest at 14%, payable monthly, and matures on December 14, 2014. The principal is repayable any time after December 18, 2013 without penalty. The Loan Facility has been structured as two advances of $2.5 million (“the First Advance” – received on June 30, 2013) and $1.0 million (“the Second Advance” – recognized in accounts receivable and received on July 22, 2013). Related financing costs of $348,000 associated have been deducted in determining the fair value of the Loan Facility and certain incentive share purchase warrants (“Warrant” or “Warrants”) issued to the Lender. Security for the Loan Facility is comprised of a First Deed of Trust on certain of the Company’s U.S. oil and gas interests, including a general security agreement, a second mortgage on the Company’s Canadian properties, and the guaranty of the Company and Dejour USA.

$1.65 million of the net proceeds from the First Advance was applied to repay in full and retire “Credit Facility B” owing to the Company’s Canadian bank. The remainder of the net proceeds from the First and the Second Advance will be applied to fund the drilling programs in the Piceance Basin of Colorado ($1,250,000) and for general working capital purposes ($225,000).

As partial consideration for providing the Loan Facility, the Company issued the Lender 7,291,667 Warrants. Each Warrant entitles the holder to acquire one common share at a price of $0.24 per share any time prior to June 18, 2015. If the Company issues any common shares at a price per share less than $0.24 (the “Issue Price”) any time until December 18, 2013, then the exercise price of the Warrants would automatically be reduced to the higher of (i) the Issue Price and (ii) $0.20. Shares acquired through the exercise of Warrants prior to October 18, 2013 are restricted from sale through the facilities of the Canadian stock exchange.

11

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 10 – LOAN FACILITY (continued)

The Company has determined the Loan Facility as being a financial liability with an embedded derivative liability. Therefore, the embedded derivative liability is measured first and the residual value is assigned to the financial liability. On initial recognition, the fair value of the embedded derivative liability of $551,000 was estimated using an option pricing model under the following inputs:

As at	June 18, 2013

Exercise price	$ 0.24
Share price	$ 0.20
Expected volatility	79%
Expected life	2 years
Dividends	0.0%
Risk-free interest rate	1.1%

The fair value of the financial liability of $2,949,000 is the fair value of the entire transaction ($3.5 million) less the value assigned to the embedded derivative liability ($551,000). Related financing costs of $348,000 are apportioned to the financial liability and the embedded derivative liability. The portion attributed to the embedded derivative of $54,000 is expensed immediately and the remainder of the costs are deducted from the carrying amount of the financial liability and amortized over the term of the liability.

The Company adjusts the carrying amount of the financial liability for the financing costs incurred as follows:

	Fair Value	Financing Costs	Carrying Value
	$	$	$
Financial liability	2,949	(294)	2,655
Derivative liability	551		551
	3,500	(294)	3,206

As at June 30, 2013, the carrying value of the financial liability is:

	June 30,	December 31,
	2013	2012
	$	$
Balance upon initial recognition	2,655	-
Accretion expense	22	-
Balance at June 30, 2013	2,677	-

Accretion expense of $22,000 (six months ended June 30, 2012 – $Nil) is included in financing expenses. Other terms and conditions of the Loan Facility are:

(a)	Commencing September 30, 2013, Dejour USA is required to maintain a working capital ratio of greater than 1:1, as defined, at all times. The working capital ratio is defined as the ratio of (i) current assets to (ii) current liabilities (excluding any liability pursuant to the Drilling Fund – Note 12);
(b)	Restrictions on borrowings; and
(c)	No changes to the Company’s senior management team without the Lender’s written consent.

12

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 11 – DECOMMISSIONING LIABILITY

	Canadian Oil and Gas Properties (1)		United States Oil and Gas Properties (1)		Total
	$		$		$
Balance at January 1, 2012		1,217		122		1,339
Change in estimated future cash flows		107		-		107
Disposals		(34)		-		(34)
Actual costs incurred and other		(4)		(3)		(7)
Unwinding of discount		22		2		24
Balance at December 31, 2012		1,308		121		1,429
Change in estimated future cash flows		(39)		30		(9)
Actual costs incurred and other		(29)		6		(23)
Unwinding of discount		14		2		16
Balance at June 30, 2013		1,254		159		1,413

(1) relates to property and equipment (note 6)

The present value of the decommissioning liability was calculated using the following weighted average inputs:

	Canadian Oil and Gas Properties	United States Oil and Gas Properties
As at June 30, 2013:
Discount rate	2.43%	2.50%
Inflation rate	2.50%	2.50%

As at December 31, 2012:
Discount rate	1.72%	1.82%
Inflation rate	2.50%	2.50%

NOTE 12 – FINANCIAL CONTRACT LIABILITY

On December 31, 2012, Dejour USA entered into a financial contract with an unrelated U.S. oil and gas drilling fund (“Drilling Fund”) to drill up to three wells and complete up to four wells (“the Tranche 1 Wells”) in the State of Colorado. By agreement:

(a)	Dejour USA contributed four natural gas well spacing units, including one drilled and cased well with a cost of US$1.1 million;
(b)	The Drilling Fund contributed US$6.5 million cash directly to a related party drilling company as prepaid drilling costs;
(c)	Dejour USA will earn a “before payout” working interest of 10% to 14% and an “after payout” working interest of 28% to 39% in the net operating profits from the Tranche 1 Wells based on the “actual cash” invested in the drilling program;
(d)	The Drilling Fund has the right to require that Dejour USA purchase the Drilling Fund’s entire working interest in the Tranche 1 Wells 36 months after the commencement of production from the initial Tranche 1 Well. In the event the Drilling Fund exercises its right, the purchase price to be paid by Dejour USA will equal 75% of the Drilling Fund’s actual investment less 75% of the Drilling Fund’s share of working interest net profits from the Tranche 1 Wells, if any, for the 36-month period, plus a “top-up” amount so that the Drilling Fund earns a minimum 8% return, compounded annually and applied on a monthly basis, on 75% of its original investment over the 36-month period; and

13

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 12 – FINANCIAL CONTRACT LIABILITY (continued)

(e)	The Drilling Fund has the right to require Dejour USA to purchase all of the Drilling Fund’s interest in the Tranche 1 Wells if at any time Dejour USA plans to divest itself of greater than 51% of its Working Interest in the Tranche 1 Wells and resigns as Operator (a “Change of Control Event”). The purchase price is equal to the future net profit from the “Proven and Probable Reserves” attributable to the Drilling Funds working interest in the Tranche 1 Wells, discounted at 12%, as determined by a third party evaluator acceptable to both parties.

Dejour USA considers the transaction to be a financial contract liability as the risks and rewards of ownership have not been substantially transferred at the Agreement date. On December 31, 2012 the Drilling Fund had advanced US$6.5 million to a drilling contractor for the Tranche 1 wells. On the Drilling Fund financing advance, the Company increased property and equipment and financial contract liability by $6.5 million (US$6.5 million). On initial recognition, the Company imputed its borrowing cost of 8.4% based on the estimated timing and amount of operating profit using the independent reserve engineer’s estimated future cash flows for the Drilling Funds working interest in the Tranche 1 Wells. Subsequent to initial measurement the financial contract liability will be increased by the imputed interest expense and decreased by the Drilling Fund’s net operating profit from the Tranche 1 Wells. Any changes in the estimated timing and amount of the net operating profit cash flows will be discounted at the initial imputed interest rate with any change in the recognized liability recognized as a gain (loss) in the period of change. The Company has estimated the current portion of the obligation based on the expected net operating profit to be paid to the Drilling Fund in the next twelve months.

	June 30, 2013		December 31, 2012
	$		$
Loan advance (June 30, 2013 and December 31, 2012 – US$6,500)		6,837		6,467
Interest expense (June 30, 2013 – US$276)		290		-
		7,127		6,467
Less: Current portion of financial contract liability		(1,745)		(1,305)
Non-current portion of financial contract liability		5,382		5,162

As at June 30, 2013, the reduction in the financial contract liability is estimated to be:

	US$	CAD$
2013	872	918
2014	1,239	1,303
2015	670	705

These amounts represent the Company’s obligations over the 36-month put option period until expiry. If the put option expires unexercised, both the property and equipment and related liability of approximately $3.89 million (US$3.69 million) will be derecognized.

The U.S. dollar denominated financial contract liability was translated into Canadian dollars at the period end exchange rate of US$1 = C$1.0518 (December 31, 2012 – US$1 = C$0.9949).

14

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 13 – SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common voting shares, an unlimited number of first preferred shares issuable in series, and an unlimited number of second preferred shares issuable in series. No preferred shares have been issued and the terms of preferred shares have not been defined.

Issued and outstanding

	# of shares	$ value of shares
Balance at January 1, 2012	126,892,386	85,076
Issue of shares on exercise of warrants and options	3,893,683	1,466
Warrant liability reallocated on exercise of warrants	-	286
Contributed surplus reallocated on exercise of options	-	198
Shares issued via private placements, net of issuance costs	18,130,305	3,248
Balance at December 31, 2012 and June 30, 2013	148,916,374	90,274

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

(a)	Stock Options

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Company with approval from the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Company at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

The following table summarizes information about outstanding stock option transactions:

	Number of	Weighted average
	options	exercise price
		$
Balance at January 1, 2012	8,504,000	0.39
Options granted	9,660,002	0.25
Options exercised (Note 13)	(925,000)	0.38
Options cancelled	(2,335,001)	0.43
Options forfeited	(514,375)	0.42
Balance at December 31, 2012	14,389,626	0.29
Options granted	3,750,000	0.18
Options cancelled	(5,919,000)	0.39
Options forfeited	(835,625)	0.40
Balance at June 30, 2013	11,385,001	0.20

15

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(a) Stock Options (continued)

Details of the outstanding and exercisable stock options as at June 30, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of options	price	life (years)	of options	price	life (years)
		$			$
$0.18	3,250,000	0.18	2.76	3,118,750	0.18	2.76
$0.20	8,035,001	0.20	2.21	6,752,169	0.20	2.20
$0.45	100,000	0.45	0.48	92,500	0.45	0.47
	11,385,001	0.20	2.35	9,963,419	0.20	2.36

The fair value of the options issued during the period was estimated using the Black Scholes option pricing model with the following weighted average inputs:

For the six months ended June 30	2013	2012

Fair value at grant date	$0.07	$0.13

Exercise price	$0.18	$0.43
Share price	$0.18	$0.41
Expected volatility	81.18%	70.28%
Expected option life	1.42 years	1.71 years
Dividends	0.0%	0.0%
Risk-free interest rate	1.01%	0.99%

Expected volatility is based on historical volatility and average weekly stock prices were used to calculate volatility. Management believes that the annualized weekly average of volatility is the best measure of expected volatility. A weighted average forfeiture rate of 6.48% (2012 – 7.83%) is used when recording stock based compensation. This estimate is adjusted to the actual forfeiture rate. Stock based compensation expense of $300,000 (June 30, 2012 - $367,000) was expensed during the six months ended June 30, 2013.

(b)	Share Purchase Warrants

The following table summarizes information about warrant transactions:

	Number of	Weighted average
	warrants	exercise price
		$
Balance at January 1, 2012	18,423,590	0.43
Warrants granted	13,597,729	0.40
Warrants exercised	(2,968,683)	0.37
Balance at December 31, 2012	29,052,636	0.42
Warrants granted	7,291,667	0.24
Balance at June 30, 2013	36,344,303	0.40

16

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 14 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

(b) Share Purchase Warrants (continued)

Details of the outstanding and exercisable warrants as at June 30, 2013 are as follows:

	Outstanding			Exercisable
		Weighted average			Weighted average
	Number	exercise	contractual	Number	exercise	contractual
	of warrants	price	life (years)	of warrants	price	life (years)
		$			$
$0.24	7,291,667	0.24	2.06	7,291,667	0.24	2.06
$0.40	3,642,856	0.40	2.38	3,642,856	0.40	2.38
$0.55	4,015,151	0.55	0.98	4,015,151	0.55	0.98
$0.40 US	7,700,000	0.42	1.48	7,700,000	0.42	1.48
$0.40 US	13,597,729	0.42	3.93	13,597,729	0.42	3.93
$0.46 US	96,900	0.48	1.34	96,900	0.48	1.34
	36,344,303	0.40	2.55	36,344,303	0.40	2.55

Warrants that have their exercise prices denominated in currencies other than the Company’s functional currency of Canadian dollars are accounted for as derivative financial liabilities, other than agents’ warrants.

NOTE 15 – CONTRIBUTED SURPLUS

Contributed surplus is used to recognize the value of stock option grants and share warrants prior to exercise. Details of changes in the Company's contributed surplus balance are as follows:

$
Balance at January 1, 2012	8,134
Stock based compensation	866
Exercise of options – value reallocation	(198)
Balance at December 31, 2012	8,802
Stock based compensation	300
Balance at June 30, 2013	9,102

17

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 16 – SUPPLEMENTAL INFORMATION

(a)	Changes in non-cash working capital consisted of the following:

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
			$	$
Changes in non-cash working capital:
Accounts receivable	283	-	(293)	112
Share subscription receivable	-	-	-	517
Prepaids and deposits	30	(123)	38	(118)
Accounts payable and accrued liabilities	107	70	766	(2,134)
	420	(53)	511	(1,623)
Comprised of:
Operating activities	255	(232)	640	(1,399)
Investing activities	2	58	(292)	(861)
Financing activities	163	121	163	637
	420	(53)	511	(1,623)

Other cash flow information:
Cash paid for interest	62	61	117	120
Income taxes paid	-	-	-	-

Statement of cash flows for the six months ended June 30, 2012

During the current period, a reclassification adjustment was made in the changes in non-cash working capital of its statement of cash flows for the six months ended June 30, 2012. Cash flows from (used in) operating activities for the six months ended June 30, 2012 have been decreased by $516,000 and cash flows from (used in) financing activities have been increased by $516,000.

(b)	Per share amounts:

Basic loss per share amounts have been calculated by dividing the net loss for the year attributable to the shareholders of the Company by the weighted average number of common shares outstanding. Stock options and share purchase warrants were excluded from the calculation. The basic and diluted net loss per share is the same as there are no dilutive effects on earnings. The following table summarizes the common shares used in calculating basic and diluted net loss per common share:

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Weighted average common shares outstanding
Basic	148,916,374	136,165,390	148,916,374	133,109,693
Diluted	148,916,374	136,165,390	148,916,374	133,109,693

18

DEJOUR ENERGY INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2013 and 2012

(All tabular amounts are expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

NOTE 17 – RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2013 and 2012, the Company entered into the following transactions with related parties:

(a)	Compensation paid to key management included a total of salaries and consulting fees of $601,000 (2012 - $603,000) and non-cash stock-based compensation expense of $266,000 (2012 - $95,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses.

(b)	Included in interest and other income is $11,000 (2012 - $15,000) received from the companies controlled by officers of the Company for rental income.

(c)	In December 2009, a company controlled by the CEO of the Company (“HEC”) became a 5% working interest partner in the Woodrush property. Included in accounts payable and accrued liabilities at June 30, 2013 is $33,000 (December 31, 2012 - $20,000) owing to HEC.

(d)	In January 2012, directors and officers of the Company exercised 750,000 warrants with an exercise price of US$0.35 each that were issued in February 2011.

(e)	On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) whereby the parties agreed to form an industry-standard drilling partnership for purposes of drilling three wells and completing four wells in the State of Colorado (note 12). A director of the Company provides investment advice for a fee to the Drilling Fund. The director abstained from voting when the Board of Directors approved the Company signing a financial contract with the Drilling Fund.

NOTE 18 – OPERATING SEGMENTS

Segment information is provided on the basis of geographic segments as the Company manages its business through two geographic regions – Canada and the United States. The two geographic segments presented reflect the way in which the Company’s management reviews business performance. The Company’s revenue and losses of each geographic segment are as follows:

Canada	United States	Total

	2013	2012	2013	2012	2013	2012
	$	$	$	$	$	$
Three months ended June 30
Revenues	2,009	1,480	23	-	2,032	1,480
Segmented loss	(350)	(386)	(725)	(195)	(1,075)	(581)
Amortization, depletion and impairment losses	655	694	80	2	735	696
Interest expense	82	62	143	-	225	62

Six months ended June 30
Revenues	3,647	3,078	45	-	3,692	3,078
Segmented loss	(875)	(536)	(1,410)	(398)	(2,285)	(934)
Amortization, depletion and impairment losses	1,427	1,372	95	15	1,522	1,387
Interest expense	137	120	281	-	418	120

As at June 30
Total capital expenditures	25	1,482	558	700	583	2,182

NOTE 19 – SEASONALITY OF OPERATIONS

There are factors causing quarterly variances that may not be reflective of the Company’s future performance. These include, but are not limited to weather conditions, oil and gas production, drilling activities which are affected by oil and natural gas commodity prices, global economic environment, as well as unexpected production curtailment caused by activities such as plant shutdown work. As the Company has operations in the United States, the consolidated financial results may vary between periods due to the effect of foreign exchange fluctuations in translating the expenses of its operations in the United States to Canadian dollars. As a result, quarterly operating results should not be relied upon as any indication of results for any future period.

19